Exhibit 99.1

Mobilicom Limited

Unaudited interim condensed consolidated financial statements as of June 30, 2025

Mobilicom Limited Contents

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	3
Unaudited interim condensed consolidated statement of financial position	4
Unaudited interim condensed consolidated statement of changes in equity	5
Unaudited interim condensed consolidated statement of cash flows	7
Notes to the unaudited interim condensed consolidated financial statements	8

Mobilicom Limited
Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income
For the half-year ended June 30, 2025 (In US dollars, except for EPS data)

	Note	June 30, 2025	June 30, 2024
		$	$
		Unaudited	Unaudited
Revenue	4	1,450,561	1,804,765

Cost of sales		(653,381)	(802,151)

Research and development grants		101,493	45,977
Foreign exchange gains	1,2	-	136,518
Interest received		108,054	123,388
Net gain on fair value movement of warrants	6	2,517,148	1,292,371
Total other income		2,726,695	1,598,254

Expenses
Selling and marketing expenses		(903,353)	(924,449)
Research and development		(1,376,180)	(1,047,126)
General and administration expenses		(1,150,596)	(1,127,117)
Foreign exchange losses	1,2	(49,114)	-
Finance costs		(90,258)	(1,099,051)

Loss before income tax expense		(45,626)	(1,596,875)

Income tax expense		(23,120)	(57,000)

Net loss		(68,746)	(1,653,875)

Other comprehensive income/ (loss)

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans	2,8	(5,747)	3,098

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	2,8	215,220	(173,688)

Other comprehensive income/ (loss) for the half-year, net of tax		209,473	(170,590)

Total comprehensive income/ (loss) for the half-year attributable to the owners of Mobilicom Limited		140,727	(1,824,465)

		Cents	Cents

Basic and diluted earnings/(losses) per share	10	(*)	(0.11)

*	less than $0.01 cents

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Unaudited interim condensed consolidated statement of financial position
As at June 30, 2025 (In US dollars, except for EPS data)

	Note	June 30 2025	December 31 2024
		$	$
		Unaudited
Assets

Current assets
Cash and cash equivalents		6,833,201	8,589,282
Restricted cash		103,733	97,108
Trade receivables		347,092	752,584
Other receivables		315,859	196,641
Inventories, net		971,450	892,882
Total current assets		8,571,335	10,528,497

Non-current assets
Property, plant and equipment, net		82,404	81,420
Right-of-use assets		528,774	232,868
Total non-current assets		611,178	314,288

Total assets		9,182,513	10,842,785

Liabilities

Current liabilities
Trade payables		185,455	274,380
Other payables		843,917	959,274
Lease liabilities	5	205,426	211,265
Total current liabilities		1,234,798	1,444,919

Non-current liabilities
Governmental liabilities on grants received		14,558	12,468
Employee benefits		220,224	200,604
Lease liabilities	5	319,571	16,028
Warrants financial liability	6	2,623,773	5,140,921
Total non-current liabilities		3,178,126	5,370,021

Total liabilities		4,412,924	6,814,940

Net assets		4,769,589	4,027,845

Equity
Issued capital	7	34,993,134	34,837,206
Reserves	8	236,603	(417,959)
Accumulated losses		(30,460,148)	(30,391,402)

Total equity		4,769,589	4,027,845

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Unaudited interim condensed consolidated statement of changes in equity
For the half-year ended June 30, 2025 (In US dollars, except for EPS data)

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated	Total
Consolidated	capital	reserve	reserve	reserve	losses	equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Balance at January 1, 2024	31,035,121	1,233,434	(2,054,227)	(90,686)	(22,381,044)	7,742,598

Net Loss	-	-	-	-	(1,653,875)	(1,653,875)
Other comprehensive income/ (loss) for the half-year, net of tax	-	-	(173,688)	3,098	-	(170,590)

Total comprehensive income /(loss) for the half-year	-	-	(173,688)	3,098	(1,653,875)	(1,824,465)

Share-based payments	-	428,066	-	-	-	428,066

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	1,816,817	-	-	-	-	1,816,817
Expiry of options	26,369	(26,369)	-	-	-	-

Balance at June 30, 2024	32,878,307	1,635,131	(2,227,915)	(87,588)	(24,034,919)	8,163,016

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Unaudited interim condensed consolidated statement of changes in equity
For the half-year ended June 30, 2025 (In US dollars, except for EPS data)

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated	Total
Consolidated	capital	reserve	reserve	reserve	losses	equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Balance at January 1, 2025	34,837,206	1,817,397	(2,162,530)	(72,826)	(30,391,402)	4,027,845

Net loss	-	-	-	-	(68,746)	(68,746)
Other comprehensive income/ (loss) for the half-year, net of tax	-	-	215,220	(5,747)	-	209,473

Total comprehensive income/ (loss) for the half-year	-	-	215,220	(5,747)	(68,746)	140,727

Share-based payments	-	541,197	-	-	-	541,197
Contributions of equity, net of transaction Costs (note 7)	21,607	-	-	-	-	21,607
Shares issued under service agreement (note 7)	100,000	-	-	-	-	100,000
Capital raising costs	(61,787)	-	-	-	-	(61,787)
Expiry of options	96,108	(96,108)	-	-	-	-

Balance at June 30, 2025	34,993,134	2,262,486	(1,947,310)	(78,573)	(30,460,148)	4,769,589

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Unaudited interim condensed consolidated statement of cash flows
For the half-year ended June 30, 2025 (In US dollars, except for EPS data)

	June 30 2025	June 30 2024
	$	$
	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers	1,856,054	2,281,896
Payments to suppliers and employees	(3,630,402)	(3,524,972)
Interest received	108,054	123,388
Interest paid on lease liabilities	(6,897)	(15,747)
Government grants received	101,493	45,977

Net cash used in operating activities	(1,571,698)	(1,089,458)

Cash flows from investing activities
Payments for property, plant and equipment	(13,565)	(19,458)

Net cash used in investing activities	(13,565)	(19,458)

Cash flows from financing activities
Proceeds from shares issuance	21,607	2,949,909
Capital raising costs	(61,787)	(436,203)
Repayment of lease liabilities	(124,013)	(115,163)

Net cash provided by / (used in) financing activities	(164,193)	2,398,543

Net increase (decrease) in cash and cash equivalents and restricted cash	(1,749,456)	1,289,627
Cash and cash equivalents and restricted cash at the beginning of the financial half-year	8,686,390	8,444,709

Cash and cash equivalents and restricted cash at the end of the financial half-year	6,936,934	9,734,336
Supplemental disclosure of non-cash investing and financing activities

Recognition of right-of-use assets against lease liabilities	396,218	-

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 1. General information

The consolidated condensed interim unaudited financial statements cover Mobilicom Limited (the “Company”) as a group consisting of the Company and the entities it controlled at the end of, or during, the half year ended June 30, 2025 (collectively, the “Group”).

On January 1, 2024, the Company transitioned from the Australian dollar (“AUD”) as its presentation currency to the U.S. dollar (‘USD”) as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis in the Company’s annual report for the year ended December 31, 2024. In addition, commencing January 1, 2024, the Company transitioned from AUD as its functional currency to USD as its functional currency.

The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels (“NIS”) and the functional currency of the Company’s subsidiary, Mobilicom Inc., is United States dollars (“USD”).

During the period ended June 30, 2025, the Company exercised the option to renew the lease for its principal executive offices for additional lease period of 24 months starting February 2026 and recognized $396,218 under for right-of-use assets and lease liabilities.

The Company is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	1 Rakefet Street
Level 21, 459 Collins Street	Shoham, Israel 6083705
Melbourne, Victoria, 3000
Australia

The company’s principal activities are design, develop and deliver of cybersecurity and smart robust solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. The Company’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales& licensing fees

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, following continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike targeting military and nuclear infrastructure inside Iran, aiming to disrupt Iran’s ability to coordinate or escalate hostilities and degrade its nuclear capabilities. Iran responded with multiple waves of drones and ballistic missiles targeting Israeli cities. While most were intercepted, some caused civilian casualties and infrastructure damage. The Israeli military conducted further operations against Iranian assets. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. However, the situation remains volatile, and the risk of broader regional escalation involving additional actors persists. While the vast majority of the employees of the Company are situated in Israel, as of the date of the authorization of the financial statements by the directors, none of the Company’s members of management nor employees are in active military reserve duty. The Company’s product, research and development and business development activities remain on track.

The consolidated condensed interim unaudited financial statements were authorised for issue, in accordance with a resolution of directors, on August 12, 2025.

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 2. Material accounting policy information

These consolidated condensed interim unaudited financial statements for the interim half-year reporting period ended June 30, 2025, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

These consolidated condensed interim unaudited financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these consolidated condensed interim unaudited financial statements are to be read in conjunction with the annual report for the year ended December 31, 2024, and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Australian Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Liquidity

These unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2025, the Company has not achieved positive cash flow from operations and generated $30,460,148 of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Note 3. Operating segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision makers (“CODM”) evaluate the performance of the business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 4. Revenue

	June 30, 2025	June 30, 2024
	$	$
	Unaudited

Sales of goods	1,450,561	1,804,765

Revenue from contracts with customers

Revenue from the sale of goods is recognized at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Income by geography

	For the period ended June 30, 2025	For the period ended June 30, 2024
	% of total income	% of total income
Israel	30%	65%
U.S. & Canada	50%	30%
Rest of the world	20%	5%

Note 5. Lease liabilities

	June 30, 2025	December 31, 2024
	$	$
	Unaudited

Current	205,426	211,265
Non-current	319,571	16,028
Lease liability	524,997	227,293

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 6. Current liabilities - Warrants financial liability

	June 30, 2025	December 31, 2024
	$	$
	Unaudited

Warrants at fair value	2,623,773	5,140,921

The Company accounts for warrants issued to investors in conjunction with IFRS 9 “Financial Instruments” accounting standards issued by IASB.

(a)

On August 25, 2022, the Company completed its U.S. listing on the Nasdaq via the issuance of 3,220,338 American Depository Shares (“ADSs”), each ADS representing two hundred seventy five ordinary shares of the Company, no par value, and the accompanying 3,220,338 tradable pre-funded warrants for a total consideration of $13,299,996. Each ADS represents 275 ordinary shares, no par value, of the Company. One tradable pre-funded warrant gives the holder the right to purchase one ADS. Each tradable pre-funded warrants exercised to one ADS at an exercise price of $5.00, has 5-year term, and can be exercised any time before expiry date August 24, 2027.

In addition, on August 25, 2022, in connection with the U.S listing, the Company granted a total of 161,017 representative warrants each exercised to one ADS at an exercise price of $5.16. The representative warrants have 5-year term, and they can be exercised any time before their expiry date August 25, 2027. The representative warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The tradable pre-funded warrant and representative warrant are referred herein together as “August 2022 Warrants”. The August 2022 Warrants represent financial liabilities at fair value through profit or loss.

On June 30, 2023, the Company reassessed the valuation methodology applied to the valuation of the August 2022 Warrants, in conjunction with an independent valuation from a third party. The August 2022 Warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the August 2022 Warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation (moving from Level 2 fair value measurement type to Level 1) that was applied on December 31, 2022, as a change in accounting estimates

The following assumptions were based on observable market conditions that existed at December 31, 2024 and June 30, 2025:

Assumption	At December 31, 2024		At June 30, 2025
Fair value hierarchy	Level 1	Level 1	Level 1	Level 1
Exercise price	$5.0	$5.16	$5.0	$5.16
Warrant price	$0.800	$0.800	$0.370	$0.370
Fair value per warrant	$0.800	$0.800	$0.370	$0.370

For the half-year ended June 30, 2025, the Company recorded fair value gain, net of translation adjustments of $1,259,897 under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of August 2022 Warrants.

(b)

On January 30, 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 for total consideration of $2,949,857. One pre-funded warrant is exercisable to one ADS upon payment of the remaining $0.0001 per warrant.

During April 2024 and December 2024, 520,078 pre-funded warrants were exercised into 520,078 ADS for a total of $52, and 896,276 pre-funded warrants were exercised into 895,842 ADS on a cashless basis

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 6. Current liabilities - Warrants financial liability (continued)

In addition, on January 30, 2024, in a concurrent private placement, the Company issued to the investors in the registered direct offering warrants to purchase up to an aggregate of 1,903,225 ADS at an exercise price of $1.55 per ADS. The warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

In addition, on January 30, 2024, in connection with the registered direct offering, the Company granted a total 95,161 placement agent warrants each exercisable to one ADS at an exercise price of $1.55. The placement agent warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The placement agent warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

During December 2024, 761,290 private placement warrants were exercised for a total of $1,180,000

The pre-funded warrant, private placement warrants, and placement agent warrant are referred herein together as “January 2024 Warrants”. The January 2024 Warrants represent financial liabilities at fair value through profit or loss.

The following assumptions were based on observable market conditions that existed at issued date and of June 30, 2025:

	At December 31, 2024		At June 30, 2025
Assumption Fair value hierarchy	Pre-funded Level 2	Regular Level 2	Regular Level 2
Historical volatility	92.0%	92.0%	112.7%
Exercise price	$0.000	$1.550	$1.550
Share price	$3.810	$3.810	$2.520
Risk-free interest rate	4.4%	4.4%	3.7%
Dividend yield	0%	0%	0%
Fair value per warrant	$3.810	$2.260	$1.244

For the half-year ended June 30, 2025, the Company recorded fair value gain, net of translation adjustments of $1,257,251 under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of January 2024 Warrants.

A summary of changes in August 2022 Warrants and January 2024 Warrants issued by the Company during the year ended June 30, 2025, is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of December 31, 2024	$2,345,084	$2,795,837	-	$5,140,921
Fair value gain recognized in unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	(1,259,897)	(1,257,251)	-	(2,517,148)
Warrant liability as of June 30, 2025	$1,085,187	$1,538,586	-	$2,623,773

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 7. Equity - issued capital

Consolidated
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	Shares	Shares	$	$
	Unaudited		Unaudited

Ordinary shares - fully paid	2,072,377,143	2,059,298,968	34,993,134	34,837,206

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	December 31, 2024	2,059,298,968		34,837,206
Issue of ATM sale transactions shares, net of sales agent fees (*)	February 2025	2,078,175	$0.01	21,607
Issue of shares under service agreement (**)	February 4, 2025	11,000,000	$0.01	100,000
Capital raising costs		-		(61,787)
Expiry of options		-		96,108

Balance	June 30, 2025	2,072,377,143		34,993,134

(*)

On February 3, 2025, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with ThinkEquity LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time through the Sales Agent ADSs having an aggregate offering price of up to $10 million.

As of June 30, 2025, the Company sold 7,557 ADSs under the Sales Agreement, at an average sales price of $2.95, for gross proceeds of $22,275, net of sales cash commission of $668.

(**)	On November 1, 2022, the Company entered investor relations service agreement (“IR Agreement”) pursuant to which part of the compensation was to be paid as equity. On February 4, 2025 (the “Approval Date”), in connection with the IR Agreement’s compensation terms, the board of directors of the Company approved the issuance of 11,000,000 ordinary shares, representing 40,000 ADSs, representing a total value of $100,000 based on the closing share price of the Company’s ADSs on the Approval Date of $2.50 per ADS.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 7. Equity - issued capital (continued)

Employee Incentive Options and Restricted Share Units (“RSUs”)

On February 15, 2025, the board of directors of the Company approved grant of 72,250,000 unlisted options and 35,750,000 RSUs to employees, directors and consultants of the Company.

The options have an exercise price of $0.005 and expire on February 15, 2030.

34,000,000 options vests over a period of 3 years from vesting start dates. 38,250,000 options vests over a period of 4 years from vesting start dates.

The fair value of the options was $0.0085. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – $0.010; exercise price – $0.005; expected life - 5 years; annualized volatility – 117.4%; dividend yield - 0%; risk free rate – 3.97%.

For the period ended June 30, 2025, the Company recognized share based payments related with February 15, 2025, options grant in total of $104,144.

The RSUs have no exercise price and no expiry date. The RSUs vests over a period of 3 years from date of grant.

For the period ended June 30, 2025, the Company recognized share based payments related with February 15, 2025, RSUs grant in total of $60,064.

On June 26, 2025, the board of directors of the Company approved grant of 248,684,700 RSUs to directors of the Company. The RSUs have no exercise price and no expiry date.

124,342,350 RSUs vests on July 20, 2025. 124,342,350 vests over multiple vesting events till December 31, 2025.

For the period ended June 30, 2025, the Company recognized share based payments related with June 26, 2025, RSUs grant in total of $ 245,298.

Note 8. Equity - reserves

	June 30, 2025	December 31, 2024
	$	$
	Unaudited

Foreign currency reserve	(1,947,310)	(2,162,530)
Re-measurements reserve	(78,573)	(72,826)
	(2,025,883)	(2,235,356)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the condensed interim financial statements of foreign operations to Australian dollars.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 8. Equity - reserves (continued)

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-measurement	Foreign currency
Consolidated	reserve	reserve	Total
	$	$	$
	Unaudited	Unaudited	Unaudited

Balance on December 31, 2024	(72,826)	(2,162,530)	(2,235,356)
Foreign currency translation	-	215,220	215,220
Re-measurement of defined benefits plans	(5,747)	-	(5,747)
Balance on June 30, 2025	(78,573)	(1,947,310)	(2,025,883)

Note 9. Subsequent events

(a)	As part of its planning to deregister as a public company in Australia and transition from trading American Depositary Shares (ADSs) to trading its ordinary shares on Nasdaq, the Company is required to strengthen its equity position in order to meet applicable regulatory and listing requirements. During July 2025, the Company sold 677,215 ADS under the Sales Agreement, at an average sale price of $3.71, for gross proceeds of $2,511,299, net of sales cash commission of $75,339.

(b)

On July 20, 2025, the board of directors of the Company approved vesting acceleration for the outstanding unvested options balance at the dates of resignation of two non-executive directors (“Ex-NED”) (the first Ex-NED resigned on June 1, 2025, and the second Ex-NED resigned on June 7, 2025). Each of the Ex-NEDs held 18,560 unvested options at the date of resignation. Additionally, the board of directors approved a period extension to exercise the Ex-NEDs vested options from 60 days after resignation (as per the Company’s Employee Securities Incentive Plan terms) to 12 months after resignation.

Mobilicom Limited
Notes to the unaudited interim condensed consolidated financial statements
June 30, 2025 (In US dollars, except for EPS data)

Note 10. Earnings per share

	June 30, 2025	June 30, 2024
	$	$
	Unaudited	Unaudited

Net loss	(68,746)	(1,653,875)

	Number	Number

Weighted average number of ordinary shares used in calculating basic and diluted earnings/(losses) per share	2,069,708,742	1,555,961,075

	Cents	Cents

Basic and diluted earnings/(losses) per share	(*)	(0.11)

*	less than $0.01 cents

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion under IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.